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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 15

        Certification and Notice of Termination of Registration under
        Section 12(g) of the Securities Exchange Act of 1934 or
        Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File No. 0-23308

                       ARDEN INDUSTRIAL PRODUCTS, INC.
            (Exact name of registrant as specified in its charter)

                            560 Oak Grove Parkway
                          Vadnais Heights, MN 55127
                                (612) 482-7400
         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                   COMMON SHARES, PAR VALUE $.01 PER SHARE
           (Title of each class or securities covered by this Form)

      (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

   Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   /x/      Rule 12h-3(b)(j)(ii)  / /
     Rule 12g-4(a)(1)(ii)  / /      Rule 12h-3(b)(2)(i)   / /
     Rule 12g-4(a)(2)(i)   / /      Rule 12h-3(b)(2)(ii)  / /
     Rule 12g-4(a)(2)(ii)  / /      Rule 12h-15d-6        / /
     Rule 12g-3(b)(1)(i)   / /

       Approximate number of holders of record as of the certification or notice date: 271


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   Pursuant to the requirements of the Securities Exchange Act of 1934, Arden
Industrial Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 7, 1997                  By: /s/ Michael Lindseth
                                           ------------------------
                                           Name: Michael Lindseth
                                           Title: CEO